Exhibit 23(a)
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Citigroup Inc.:
We consent to the incorporation by reference of our report of Citigroup Inc. and subsidiaries (“Citigroup”) dated February 22, 2008, except as to Notes 3, 4, 5, 6, 10, 11, 12, 18, and 32, which are as of August 14, 2008, in the automatic shelf registration statement for each of Safety First Trust Series 2008-6, Safety First Trust Series 2008-7, and Safety First Trust Series 2009-1 through Safety First Trust Series 2009-8 filed by Citigroup Inc. and Citigroup Funding Inc., with respect to the consolidated balance sheets of Citigroup as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the related consolidated balance sheets of Citibank, N.A. and subsidiaries as of December 31, 2007 and 2006. We also consent to the incorporation by reference of our report dated February 22, 2008 with respect to the effectiveness of internal control over financial reporting as of December 31, 2007, and to the reference to our firm under the heading “Experts” in the prospectus. The aforementioned report with respect to the consolidated financial statements of Citigroup refers to changes, in 2007, in Citigroup’s methods of accounting for fair value measurements, the fair value option for financial assets and financial liabilities, uncertainty in income taxes and cash flows relating to income taxes generated by a leveraged lease transaction, and in 2006, in Citigroup’s methods of accounting for defined benefit pensions and other postretirement benefits, stock-based compensation, certain hybrid financial instruments and servicing of financial assets, and in 2005, in Citigroup’s method of accounting for conditional asset retirement obligations associated with operating leases.

/s/ KPMG LLP

New York, New York October 29, 2008